SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date January 18, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces Commencement of Solicitation Process for Clinical Trials
Sponsored by the U.S. National Cancer Institute
CALGARY, AB, — January 18, 2006 — Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that the Cancer Therapy Evaluation Program (CTEP), part of the U.S. National Cancer Institute (“NCI”), has issued a solicitation for Letters of Intent with respect to the conduct of two human clinical trials using REOLYSIN®, a proprietary formulation of the human reovirus being developed as a potential cancer therapeutic.
CTEP is soliciting proposals for a Phase II study of REOLYSIN® administered systemically in patients with melanoma. The dosage and dosing regimen to be used in the study will be determined based on data derived from ongoing U.K. and U.S. Phase I systemic administration studies being conducted by Oncolytics.
CTEP is also soliciting proposals for a Phase I/II study of REOLYSIN® co-administered both systemically and intraperitoneally (IP) in patients with ovarian cancer. The purpose of the Phase I portion of the trial is to determine the Maximum Tolerated Dose (MTD) of REOLYSIN® given by IP administration in combination with a constant systemic dose and dosing regimen.
Oncolytics will provide REOLYSIN® for all clinical trials conducted and sponsored by the NCI under a Clinical Trials Agreement (CTA). The NCI initially approved REOLYSIN® for collaborative development after an analysis of preclinical, GLP toxicology and clinical data. Since the CTA was approved, Oncolytics and the NCI have worked together to select cancer indications and suitable development programs.
About the National Cancer Institute
The National Cancer Institute is an agency of the National Institutes of Health (NIH), one of eight agencies that compose the Public Health Service (PHS) in the U.S. Department of Health and Human Services (DHHS). The NCI, established under the National Cancer Act of 1937, is the U.S. Federal Government’s principal agency for cancer research and training.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells that are derived from many types of cancer including breast, bladder, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Previous Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the success and benefits of the collaboration with the NCI, progress in the clinical trial program and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the continued sponsorship by the NCI of the clinical trials, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process, the availability of resources and funding to complete the Company’s research and development efforts and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Matt Coffey	Nick Hurst
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext. 226
Fax: 403.283.0858	Fax: 416.815.0080
www.oncolyticsbiotech.com	nhurst@equicomgroup.com

The Investor Relations Group	RenMark Financial Communications
John Nesbett or Janet Vasquez	John Boidman
11 Stone St, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
jnesbett@investorrelationsgroup.com	jboidman@renmarkfinancial.com